SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 12, 2004

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                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)


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        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F X             Form 40-F
                               ---                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes       No X
                                   ---      ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                   ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                         Rule 12g3-2(b): 82-
                                            ---------

Enclosure: A press release dated March 11, 2004, announcing the main resolutions to be submitted for shareholders' approval at the annual general meeting of shareholders of STMicroelectronics N.V.

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STMicroelectronics Reports on Main Resolutions to be Proposed at Annual General
Meeting of Shareholders


Geneva, March 11, 2004 - STMicroelectronics (NYSE: STM) announced the main resolutions to be submitted for shareholders' approval at the Company's Annual General Meeting of Shareholders (AGM) to be held on Friday, April 23, 2004 in Amsterdam.

The principal resolutions include:

     o Distribution of a Cash Dividend: The Company will propose the distribution of a cash dividend of $0.12 per share, a 50% increase over last year's cash dividend payment. If approved, the Company's common shares would trade ex-dividend on the three stock exchanges on which they are listed, on Monday, May 24, 2004. For holders of shares listed on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), Monday, May 24, 2004 would also be the payment date. For holders of shares listed on the New York Stock Exchange, the record date would be May 26, 2004 and the payment date would be June 1, 2004. Transfers between New York and European (Dutch) registered shares would be closed from May 21, 2004 through May 27, 2004.

     o Appointment of Mr. Gerald Arbola as a Supervisory Board Member, replacing Mr. Jean-Pierre Noblanc, who passed away last year. Mr. Arbola (55) is the Chief Financial Officer of AREVA.

     o Appointment of Mr. Didier Lombard as a Supervisory Board Member, replacing Mr. Remy Dullieux, who has resigned with effect from the April 23, 2004 AGM. Mr. Lombard (62) is the Executive Director of Technology of France Telecom. Both appointments are for one-year terms corresponding to the remaining duration of the terms of their predecessors.

     o Reduction of the quorum for the General Meeting of Shareholders required to adopt valid resolutions from one-third to 15% of the Company's issued share capital, and corresponding amendments to the Company's Articles of Association.


Other items submitted to shareholders' approval include:

     o    Adoption of the 2003 annual accounts.

     o Discharge of the sole member of the Managing Board and the members of the Supervisory Board.

     o    Approval of a new Employee Stock Purchase Plan.

     o Delegation of powers to the Supervisory Board to decide upon an increase in the issued share capital of the Company.

     o Adoption of ST's Corporate Governance policy, in light of recently published Dutch Corporate Governance requirements applicable to the Company.

     o    Remuneration of Supervisory Board members.

All proxy and related shareholder materials will be available before March 19, 2004, on the Company's website: www.st.com.


About STMicroelectronics
STMicroelectronics N.V. is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange (Borsa Italiana). In 2003, the Company's net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at: www.st.com.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     STMicroelectronics N.V.


Date:    March 12, 2004              By:  /s/ PASQUALE PISTORIO
                                         ------------------------------

                                     Name:    Pasquale Pistorio
                                     Title:   President and Chief Executive
                                              Officer